UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

OXBRIDGE RE HOLDINGS LIMITED

(Name of Issuer)

Unit, consisting of one ordinary share, $0.001 USD par value and one warrant to purchase one ordinary share

(Title of Class of Securities)

G6856M122

(CUSIP Number)

Farnam Street Partners, L.P.

FS Special Opportunities I Fund

3033 Excelsior Boulevard, Suite 320

Minneapolis, MN 55426

Phone: (612) 353-6707

With a copy to:

Martin R. Rosenbaum, Esq.

Maslon Edelman Borman & Brand, LLP

3300 Wells Fargo Center

90 South Seventh Street

Minneapolis, MN 55402-4140

Phone: (612) 672-8200

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

March 26, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☐ .

CUSIP No. G6856M122

1		NAME OF REPORTING PERSONS Farnam Street Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Investment proceeds)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 825,250
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 825,250
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 825,250
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 9.9%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

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CUSIP No. G6856M122

1		NAME OF REPORTING PERSONS FS Special Opportunities I Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Investment proceeds)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 73,400
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 73,400
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.2%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

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CUSIP No. G6856M122

1		NAME OF REPORTING PERSONS Farnam Street Capital, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Investment proceeds)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 898,650
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 898,650
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 898,650
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 9.9%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

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CUSIP No. G6856M122

1		NAME OF REPORTING PERSONS Raymond E. Cabillot
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Investment proceeds)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 140,000
	8	SHARED VOTING POWER 898,650
	9	SOLE DISPOSITIVE POWER 140,000
	10	SHARED DISPOSITIVE POWER 898,650
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,038,650
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 9.9%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

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CUSIP No. G6856M122

1		NAME OF REPORTING PERSONS Peter O. Haeg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Investment proceeds)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 140,000
	8	SHARED VOTING POWER 898,650
	9	SOLE DISPOSITIVE POWER 140,000
	10	SHARED DISPOSITIVE POWER 898,650
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,038,650
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 9.9%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

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CUSIP No. G6856M122

Item 1.            Security and Issuer.

(a) This Schedule 13D relates to Units, each unit consisting of one Ordinary Share $0.001 USD par value and one warrant to purchase one ordinary share, of Oxbridge RE Holdings Limited, a Cayman Island corporation (the “Issuer” or the “Company”). The address of the principal executive offices of the Issuer is Harbour Place, Ground Floor, 103 South Church Street, P.O. Box 469, Grand Cayman, KY1-9006, Cayman Islands.

Item 2.            Identity and Background.

This Schedule 13D is being filed jointly by

●	Farnam Street Partners, L.P., a Minnesota limited partnership (“Farnam Fund”).

●	FS Special Opportunities I Fund, L.P., a Minnesota limited partnership (“FS Fund”).

●	Farnam Street Capital, Inc., a Minnesota corporation and General Partner of Farnam Fund and FS Fund (“Farnam Capital”).

●	Raymond E. Cabillot as the Chief Executive Officer and a director of Farnam Capital

●	Peter O. Haeg as the President and Secretary and a director of Farnam Capital

Raymond E. Cabillot is a director of the Issuer.

(b) The principal office and place of business for all of the Reporting Persons is 3033 Excelsior Boulevard, Suite 320, Minneapolis, Minnesota 55416.

(c) Farnam Fund was organized in January 1998 as a Minnesota Limited Partnership. FS Fund was organized in April 2013 as a Minnesota Limited Partnership. The principal business activities for Farnam Fund and FS Fund involve investing in equity securities of publicly traded companies, as well as other types of securities. Mr. Cabillot serves as Chief Executive Officer and a director of Farnam Capital, the General Partner of Farnam Fund and FS Fund. Mr. Peter O. Haeg is President and Secretary of Farnam Capital.

(d) - (e) During the last five years, neither Farnam Fund, FS Fund nor the principals of its General Partner have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor have the parties been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such individual was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting, or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Farnam Fund and FS Fund are Minnesota limited partnerships. Farnam Capital is a Minnesota corporation. Messrs. Cabillot and Haeg are citizens of the United States of America.

Item 3.            Source and Amount of Funds or Other Consideration.

Messrs. Cabillot and Haeg used personal funds to purchase ordinary shares and warrants. The source of the funds used for purchases by Farnam Capital are the investment proceeds of Farnam Fund and FS Fund.

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Item 4.            Purpose of Transaction.

All of the shares of the Company owned by the Reporting Person were, at the time of their purchase, acquired for investment purposes in the ordinary course of business. Farnam Capital makes investments in companies that it believes are undervalued and represent an attractive investment opportunity. Farnam Capital may from time to time purchase additional shares of the Company's stock or dispose of all or some of the shares.

Except as set forth in this Item 4, Farnam Capital has no present plans or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. Farnam Capital intends to review its investment in the Issuer on a continuing basis and, depending on various factors, including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the common stock, conditions in the securities markets, conditions in the industry and general economic conditions, may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, purchasing additional shares of common stock or selling some or all of its shares or to change its intention with respect to any and all matters to in Item 4.

Item 5.            Interests in Securities of the Issuer.

General: Each unit consists of one ordinary share, $.001 par value and one warrant to purchase an ordinary share. The warrants are currently exercisable.

Farnam Fund:

(a)  Farnam Fund beneficially owns 412,625 units of the Issuer.

(b) Farnam Fund does not share voting and dispositive power with respect to any shares.

(c)    Farnam Fund purchased 412,625 units at a price of $6.00 in the public offering which closed on March 26, 2014.

FS Fund:

(a) FS Fund beneficially owns 36,700 units of the Issuer.

(b) FS Fund does not share voting and dispositive power with respect to any shares.

(c)    FS Fund purchased 32,500 units at a price of $7.0005 on March 27, 2014; 4,100 units at a price of $7.4638 on March 31, 2014; and 100 units at a price of $7.50 on April 1, 2014.

Farnam Capital:

Farnam Capital, as General Partner of both funds, also beneficially owns the units held by both funds. This ownership of units by Farnam Fund, FS Fund and Farnam Capital would represent beneficial ownership of approximately 13.9% of the ordinary shares (based upon 6,000,000 shares outstanding as calculated from information reported by the Issuer in its Form 8-K filed on March 26, 2014, with respect to its initial public offering). However, under Section 22.9 of the Articles of Association of the Company (the “Articles”), if any U.S. member would otherwise own 9.9% or more of the voting power of the Company, the voting power of such U.S. member’s shares will be automatically reduced to the extent necessary so that such person is not a 9.9% member. Therefore, Farnam Fund and Farnam Capital each beneficially own less than 9.9% of the ordinary shares of the Company.

Raymond Cabillot and Peter Haeg:

Messrs. Cabillot and Haeg each beneficially own 35,000 ordinary shares and 105,000 warrants (each to purchase one ordinary share). This represents approximately 2.3% of the ordinary shares. Messrs. Cabillot and Haeg share voting and dispositive power of the Ordinary Shares beneficially owned by Farnam Fund and FS Fund by virtue of each entity’s and person’s relationship to the other as described in Item 2(a), and thus each would beneficially own 15.85% of the ordinary shares; however, as a result of Section 22.9 of the Articles, Messrs. Cabillot and Haeg each beneficially own less than 9.9% of the ordinary shares of the Company.

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Item 6.            Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships between the Farnam Fund, FS Fund, or Farnam Capital, on one hand, and any other person with respect to any securities of the Issuer on the other hand.

Item 7.            Material to be Filed as Exhibits.

Exhibit No.	Description
99.1	Agreement to File Jointly

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CUSIP No. G6856M122

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:         April 2, 2014

FARNAM STREET PARTNERS, L.P.

BY: FARNAM STREET CAPITAL, INC.,
General Partner

By:	/s/ Raymond E. Cabillot
Raymond E. Cabillot
Chief Executive Officer

FS SPECIAL OPPORTUNITIES I FUND, L.P.

BY: FARNAM STREET CAPITAL, INC.,
General Partner

By:	/s/ Raymond E. Cabillot
Raymond E. Cabillot
Chief Executive Officer

FARNAM STREET CAPITAL, INC.

By:	/s/ Raymond E. Cabillot
Raymond E. Cabillot
Chief Executive Officer

By:	/s/ Raymond E. Cabillot
Raymond E. Cabillot

By:	/s/ Peter O. Haeg
Peter O. Haeg

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